EXHIBIT 99.3

BIOMERICA, INC.  AND SUBSIDIARIES
TABLE OF CONTENTS

Report Of Independent Registered Public Accounting Firm	FS-2

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets as of May 31, 2010 and 2009	FS-3

Consolidated Statements of Operations and Comprehensive
Income(Loss) for the Years Ended May 31, 2010 and 2009	FS-4 - FS-5

Consolidated Statements of Shareholders' Equity for the
Years Ended May 31, 2010 and 2009	FS-6 - FS-7

Consolidated Statements of Cash Flows for the Years
Ended May 31, 2010 and 2009	FS-8 - FS-9

Notes to Consolidated Financial Statements	FS-10 - FS-25

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Biomerica, Inc. and Subsidiaries
Irvine, California

We have audited the accompanying consolidated balance sheets of Biomerica, Inc. (a Delaware Corporation) and Subsidiaries as of May 31, 2010 and 2009 and the related consolidated statements of operations and comprehensive income (loss), shareholders' equity, and cash flows for the years ended May 31, 2010 and 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We have conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Our audits included consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstance, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Biomerica, Inc. and Subsidiaries as of May 31, 2010 and 2009, and the results of its consolidated operations and cash flows for the years ended May 31, 2010 and 2009 in conformity with accounting principles generally accepted in the United States of America.

August 27, 2010	/s/ PKF
San Diego California	Certified Public Accountants
A Professional Corporation

BIOMERICA, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	May 31, 2010	May 31, 2009
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,055,206	$1,595,823
Short-term investment	--	100,000
Accounts receivable, less allowance for doubtful accounts of $23,206 and $86,432, respectively	1,017,842	640,668
Inventories, net	1,790,567	1,999,463
Deferred tax assets, current portion	42,000	103,000
Prepaid expenses and other	187,703	115,717

Total current assets	4,093,318	4,554,671

PROPERTY AND EQUIPMENT
Equipment	971,619	944,646
Furniture, fixtures and leasehold improvements	197,409	190,331
Total property and equipment	1,169,028	1,134,977
Accumulated Depreciation	(606,801)	(768,158)
Net property and equipment	562,227	366,819

DEFERRED TAX ASSETS, net of current portion	196,000	135,000

INTANGIBLE ASSETS, net	83,881	30,000

OTHER ASSETS	79,774	65,582
TOTAL ASSETS	$5,015,200	$5,152,072
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued expenses	$565,088	$263,998
Accrued compensation	306,717	417,307
Loan for equipment purchase - current-term	45,075	42,254
Total current liabilities	916,880	723,559

LOAN FOR EQUIPMENT PURCHASE - LONG-TERM	35,424	80,527

TOTAL LIABILITIES	952,304	804,086

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Common stock, $.08 par value; 25,000,000 shares authorized; 6,660,839 and 6,631,039 shares issued and outstanding, respectively	532,866	530,482
Additional paid-in capital	17,548,754	17,502,986
Accumulated other comprehensive loss	(3,513)	(1,726)
Accumulated deficit	(14,015,211)	(13,683,756)
Total shareholders' equity	4,062,896	4,347,986
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$5,015,200	$5,152,072

See report of independent registered public accounting firm and accompanying notes to consolidated financial statements.

BIOMERICA, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

YEARS ENDED MAY 31	2010	2009

Net Sales	$5,075,222	$4,934,771
Cost of sales	3,514,455	2,964,908

GROSS PROFIT	1,560,767	1,969,863

OPERATING EXPENSES
Selling, general and administrative	1,470,116	1,443,896
Research and development	455,171	278,308

Total operating expenses	1,925,287	1,722,204

(LOSS) INCOME FROM OPERATIONS	(364,520)	247,659

OTHER INCOME (EXPENSE)
Interest expense	(12,323)	(27,521)
Interest income	14,713	29,867
Other (income) expense	17,675	17,175
Total other income	20,065	19,521

(LOSS) INCOME BEFORE INCOME TAXES	(344,455)	267,180

INCOME TAX BENEFIT	13,000	87,000

NET (LOSS) INCOME	$(331,455)	$354,180

BASIC NET (LOSS) INCOME PER COMMON SHARE	$(0.05)	$0.05

DILUTED NET (LOSS) INCOME PER COMMON SHARE	$(0.05)	$0.05

WEIGHTED AVERAGE NUMBER OF COMMON AND COMMON EQUIVALENT SHARES
Basic	6,646,878	6,619,399

Diluted	6,646,878	7,007,601

See report of independent registered public accounting firm and accompanying notes to consolidated financial statements.

BIOMERICA, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(CONTINUED)

YEARS ENDED MAY 31,	2010	2009

NET (LOSS) INCOME	$(331,455)	$354,180

OTHER COMPREHENSIVE (LOSS) INCOME
Foreign currency translation	(1,787)	(1,726)

COMPREHENSIVE (LOSS) INCOME	$(333,242)	$352,454

See report of independent registered public accounting firm and accompanying notes to consolidated financial statements.

BIOMERICA, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock		Additional Paid-in	Common Stock Subscribed		Other Comprehensive Income	Accumulated
	Shares	Amount	Capital	Shares	Amount	(Loss)	Deficit	Total
Balances, May 31, 2008	6,489,839	$519,186	$17,407,096	12,000	$3,000	$(7,398)	$(14,037,936)	$3,883,948

Exercise of stock options	141,200	11,296	25,090	(12,000)	(3,000)	--	--	33,386

Realized loss on available-for sale securities	--	--	--	--	--	7,398	--	7,398

Foreign currency translation	--	--	--	--	--	(1,726)	--	(1,726)

Tax effect of exercise of stock options and warrants	--	--	17,710	--	--	--	--	17,710

Compensation expense in connection with options and warrants granted	--	--	53,090	--	--	--	--	53,090

Net income	--	--	--	--	--	--	354,180	354,180

Balances, May 31, 2009	6,631,039	$530,482	$17,502,986	--	$--	$(1,726)	$(13,683,756)	$4,347,986

BIOMERICA, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(CONTINUED)

	Common Stock		Additional Paid-in	Common Stock Subscribed		Other Comprehensive Income	Accumulated
	Shares	Amount	Capital	Shares	Amount	(Loss)	Deficit	Total

Exercise of stock options and warrants	29,800	2,384	7,450	--	--	--	--	$9,834

Foreign currency translation	--	--	--	--	--	(1,787)	--	(1,787)

Compensation expense in connection with options and warrants granted	--	--	38,318	--	--	--	--	38,318

Net loss	--	--	--	--	--	--	(331,455)	(331,455)

Balances, May 31, 2010	6,660,839	$532,866	$17,548,754	--	$--	$(3,513)	$(14,015,211)	$4,062,896

See report of independent registered public accounting firm and accompanying notes to consolidated financial statements.

BIOMERICA, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended May 31,	2010	2009

CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(331,455)	$354,180
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Depreciation and amortization	114,006	88,651
Allowance for doubtful accounts receivable	(63,226)	2,226
Inventory reserve	(83,758)	134,924
Loss on disposal of fixed assets	6,107	--
Loss write-down on available-for-sale securities	--	7,753
Tax effect of exercise of stock options and warrants	--	17,710
Compensation expense in connection with options and warrants granted	38,318	53,090
Deferred tax assets	--	(68,000)
Deferred rent liability	65,279	--
Changes in assets and liabilities:
Accounts receivable	(313,948)	(28,564)
Inventories	292,654	(370,185)
Prepaid expenses and other	(71,986)	(13,850)
Other assets	(14,192)	(585)
Accounts payable and other accrued expenses	235,811	(209,541)
Accrued compensation	(110,590)	(69,808)

Net cash used in operating activities	(236,980)	(101,999)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of short-term investments	--	(100,000)
Proceeds from sale of short-term investments	100,000	--
Purchases of property and equipment	(315,521)	(85,890)
Purchase of intangible assets	(53,881)	(30,000)
Net cash used in investing activities	(269,402)	(215,890)

(Continued)

BIOMERICA, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(CONTINUED)

For the Years Ended May 31,	2010	2009

CASH FLOWS FROM FINANCING ACTIVITIES
Payments on capital leases	--	(4,180)
Decrease of shareholder debt	--	(95,936)
Payment of common stock subscribed	--	(3,000)
Exercise of stock options and warrants	9,834	36,386
Borrowings on loan for equipment purchase	--	133,000
Payments on loan for equipment	(42,282)	(173,212)

Net cash used in financing activities	(32,448)	(106,942)

Effect of exchange rate changes on cash	(1,787)	(1,726)

Net change in cash and cash equivalents	(540,617)	(426,557)

CASH AND CASH EQUIVALENTS, beginning of year	1,595,823	2,022,380

CASH AND CASH EQUIVALENTS, end of year	$1,055,206	$1,595,823

SUPPLEMENTAL DISCLOSURE OF CASH-FLOW INFORMATION
CASH PAID DURING THE YEAR FOR:
Interest	$12,304	$27,347
Income taxes (net of refund)	$--	$96,092

See report of independent registered public accounting firm and accompanying notes to consolidated financial statements.

BIOMERICA, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MAY 31, 2010 AND 2009

1.    ORGANIZATION

ORGANIZATION

Biomerica, Inc. and Subsidiaries (collectively "the Company") are primarily engaged in the development, manufacture and marketing medical diagnostic kits. As of May 31, 2010 and 2009 the Company had one operational unit.

The Company develops, manufactures, and markets medical diagnostic products designed for the early detection and monitoring of chronic diseases and medical conditions. Our medical diagnostic products are sold worldwide in two markets: 1) clinical laboratories and 2) point of care (physicians' offices and over-the-counter drugstores). Our diagnostic test kits are used to analyze blood or urine from patients in the diagnosis of various diseases and other medical complications, or to measure the level of specific hormones, antibodies, antigens or other substances, which may exist in the human body in extremely small concentrations.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements for the years ended May 31, 2010 and 2009 include the accounts of Biomerica, Inc. ("Biomerica") and ReadyScript, Inc. (as discontinued operations) as well as the Company’s German subsidiary and Mexican subsidiaries which have not begun operations. All significant intercompany accounts and transactions have been eliminated in consolidation. During fiscal 2010 and 2009 there were no transactions in discontinued operations and management intends to formally dissolve the corporation during fiscal 2011.

ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could materially differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company has financial instruments whereby the fair market value of the financial instruments could be different than that recorded on a historical basis. The Company's financial instruments consist of its cash and cash equivalents, short-term investments, accounts receivable, available-for-sale securities, commercial bank line of credit (of which the balance was zero at May 31, 2010 and 2009), commercial bank equipment loan and accounts payable. The carrying amounts of the Company's financial instruments approximate their fair values at May 31, 2010.

Accounting Standards Codification 820, “Fair Value Measurements and Disclosures” (ASC 820), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. As defined in ASC 820, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. The Company classifies fair value balances based on the observability of those inputs. ASC 820 establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement).

BIOMERICA, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MAY 31, 2010 AND 2009

The three broad levels defined by ASC 820 hierarchy are as follows:

Level 1 – quoted prices for identical assets or liabilities in active markets.

Level 2 – pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reported date.

Level 3 – valuations derived from methods in which one or more significant inputs or significant value drivers are unobservable in the markets. These financial instruments are measured using management’s best estimate of fair value, where the inputs into the determination of fair value require significant management judgment to estimation.

Valuations based on unobservable inputs are highly subjective and require significant judgments.  Changes in such judgments could have a material impact on fair value estimates.  In addition, since estimates are as of a specific point in time, they are susceptible to material near-term changes.  Changes in economic conditions may also dramatically affect the estimated fair values.

CONCENTRATION OF CREDIT RISK

The Company maintains cash balances at certain financial institutions in excess of amounts insured by federal agencies.

The Company provides credit in the normal course of business to customers throughout the United States and foreign markets.  The Company had one customer which accounted for 23.5% of its sales for the year ended May 31, 2010 and two customers which in total accounted for 26% of its sales for the year ended May 31, 2009. The Company performs ongoing credit evaluations of its customers and requires prepayment in some circumstances. At May 31, 2010, one customer accounted for 48% of gross accounts receivable and at May 31, 2009, one customer accounted for 12% of gross accounts receivable.

For the year ended May 31, 2010, no company accounted for more than 10% of the purchases of raw materials. For the year ended May 31, 2009, three companies accounted for more than 30% of the purchases.

GEOGRAPHIC CONCENTRATION

As of May 31, 2010 and 2009, respectively, approximately $568,000 and $807,000 of Biomerica's gross inventory and $15,000 of Biomerica's property and equipment, net of accumulated depreciation and amortization, was located in Mexicali, Mexico.

CASH EQUIVALENTS

Cash and cash equivalents consist of demand deposits and money market accounts with original maturities of less than three months.

ACCOUNTS RECEIVABLE

The Company extends unsecured credit to its customers on a regular basis.  International accounts are required to prepay until they establish a history with the Company and at that time, they are extended credit at levels based on a number of criteria.  Credit levels are approved by designated upper level management.  Domestic customers are extended initial $500 credit limits until they establish a history with the Company or submit credit information.  All increases in credit limits are also approved by designated upper level management.  Management evaluates receivables on a quarterly basis and adjusts the reserve for bad debt accordingly.  Balances over ninety days old are reserved for.  Management evaluates quarterly what items to charge off.  Any charge-offs are approved by upper level management prior to charging off.

INVENTORIES

The Company values inventory at the lower of cost (determined using the first-in, first-out method) or market. Management periodically reviews inventory for excess quantities and obsolescence. Management evaluates quantities on hand, physical condition, and technical functionality as these characteristics may be impacted by anticipated customer demand for current products and new product introductions. The reserve is adjusted based on such evaluation, with a corresponding provision included in cost of revenue. Abnormal amounts of idle facility expenses, freight, handling costs and wasted material are recognized as current period charges and our allocation of fixed production overhead is based on the normal capacity of our production facilities.

Inventories approximate the following at May 31:

	2010	2009

Raw materials	$728,000	$809,000
Work in progress	750,000	818,000
Finished products	394,000	537,000
	1,872,000	2,164,000
Inventory reserve	(81,000)	(165,000)

Total	$1,791,000	$1,999,000

Reserves for inventory obsolescence are recorded as necessary to reduce obsolete inventory to estimated net realizable value or to specifically reserve for obsolete inventory that the Company intends to dispose of.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Expenditures for additions and major improvements are capitalized. Repairs and maintenance costs are charged to operations as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation or amortization are removed from the accounts, and gains or losses from retirements and dispositions are credited or charged to income.

Depreciation and amortization are provided over the estimated useful lives of the related assets, ranging from 5 to 10 years, using the straight-line method. Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or the term of the lease. Depreciation and amortization expense amounted to $114,006 and $88,651 for the years ended May 31, 2010 and 2009, respectively.

Management of the Company assesses the recoverability of property and equipment by determining whether the depreciation and amortization of such assets over their remaining lives can be recovered through projected undiscounted cash flows. The amount of impairment, if any, is measured based on fair value (projected discounted cash flows) and is charged to operations in the period in which such impairment is determined by management. Management has determined that there is no impairment of property and equipment at May 31, 2010.

INTANGIBLE ASSETS

Intangible assets include trademarks, product rights, technology rights and patents, and are accounted for based on ASC 350 “Intangibles” (ASC 350). In that regard, intangible assets that have indefinite useful lives are not amortized but are tested at least annually for impairment or more frequently if events or changes in circumstances indicate that the asset might be impaired.

Intangible assets are being amortized using the straight-line method over the useful life, not to exceed 18 years for marketing and distribution rights and purchased technology use rights, and 17 years for patents. Amortization amounted to $0 and $2,588 for the years ended May 31, 2010 and 2009, respectively. Intangible assets with indefinite lives such as perpetual licenses are not amortized but rather tested for impairment at least annually (see Note 3).

The Company assesses the recoverability of these intangible assets by determining whether the amortization of the asset's balance over its remaining life can be recovered through projected undiscounted future cash flows. The amount of impairment, if any, is measured based on fair value and charged to operations in the period in which the impairment is determined by management.

STOCK-BASED COMPENSATION

The Company follows the guidance of the accounting provisions of ASC 718 “Share-based Compensation” (ASC 718), which requires the use of the fair-value based method to determine compensation for all arrangements under which employees and others receive shares of stock or equity instruments (warrants and options). The fair value of each option award is estimated on the date of grant using the Black-Scholes valuation model that uses assumptions for expected volatility, expected dividends, expected term, and the risk-free interest rate. Expected volatilities are based on weighted averages of the limited historical volatility of the Company’s stock and selected peer group of comparable volatilities and other factors estimated over the expected term of the options. The expected term of options granted is derived using the “simplified method” which computes expected term as the average of the sum of the vesting term plus the contract term as historically the Company had limited activity surrounding its options. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for the period of the expected term.

In applying the Black-Scholes options-pricing model, assumptions are as follows:

	2010	2009
Dividend yield	--	0%
Expected volatility	--	71.2%-104.1%
Risk free interest rate	--	1.16%-4.89%
Expected life - no options were issued in 2010	--	3.5 to 6.0 years

NON-CONTROLLING INTEREST

At May 31, 2010 and 2009, Biomerica owned 88.9% of ReadyScript, which was discontinued in 2001. During 2010 and 2009, there were no transactions relating to the discontinued operations and the remaining balance sheet of the discontinued operations is de minimus.

REVENUE RECOGNITION

Revenues from product sales are recognized at the time the product is shipped, customarily FOB shipping point, at which point title passes. An allowance is established when necessary for estimated returns as revenue is recognized. As of May 31, 2010 and 2009, the allowances for returns is $0.

SHIPPING AND HANDLING FEES AND COSTS

Shipping and handling fees billed to customers are required to be classified as revenue, and shipping and handling costs are required to be classified as either cost of sales or disclosed in the notes to the financial statements. The Company included shipping and handling fees billed to customers in net sales. The Company included shipping and handling costs associated with inbound freight and unreimbursed shipping to customers in cost of sales.

RESEARCH AND DEVELOPMENT

Research and development costs are expensed as incurred. The Company expensed $455,171 and $278,308 of research and development expenses during the years ended May 31, 2010 and 2009, respectively.

INCOME TAXES

The Company accounts for income taxes in accordance with ASC 740, “Income Taxes” (ASC 740). Deferred tax assets and liabilities arise from temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements that will result in taxable or deductible amounts in future years. These temporary differences are measured using enacted tax rates. A valuation allowance is recorded to reduce deferred tax assets to the extent that we consider it is more likely than not that a deferred tax asset will not be realized. In determining the valuation allowance, we consider factors such as the reversal of deferred income tax liabilities, projected taxable income, and the character of income tax assets and tax planning strategies. A change to these factors could impact the estimated valuation allowance and income tax expense.

The Company accounts for our uncertain tax provisions by using a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not, based solely on the technical merits, that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the appropriate amount of the benefit to recognize. The amount of benefit to recognize is measured as the maximum amount which is more likely than not to be realized. The tax position is derecognized when it is no longer more likely than not capable of being sustained. On subsequent recognition and measurement the maximum amount which is more likely than not to be recognized at each reporting date will represent the Company’s best estimate, given the information available at the reporting date, although the outcome of the tax position is not absolute or final. Upon adopting the revisions in ASC 740, the Company elected to follow an accounting policy to classify accrued interest related to liabilities for income taxes within the “Interest expense” line and penalties related to liabilities for income taxes within the “Other expense” line of our Consolidated Statements of Operations (see Note 7 for more details).

ADVERTISING COSTS

The Company reports the cost of all advertising as expense in the period in which those costs are incurred. Advertising costs were approximately $2,000 and $6,000 for the years ended May 31, 2010 and 2009, respectively.

FOREIGN CURRENCY TRANSLATION

The subsidiary located in Germany operates primarily using local functional currency. Accordingly, assets and liabilities of this subsidiary are translated using exchange rates in effect at the end of the period, and revenues and costs are translated using average exchange rates for the period. The resulting adjustments are presented as a separate component of accumulated other comprehensive income.

DEFERRED RENT

Rent is being amortized on a straight-line basis at $19,580 per month for the eighty-four month term of the lease.  The excess of rent accrued each month over the amount paid per month is being accrued as a liability on the Company’s balance sheet.  Because three months of rent was abated at the beginning of the lease, all of the rent for those three months was accrued in the deferred rent expense liability account.  In addition, currently $1,090 accrues each month in that account. When monthly rent payments increase above the monthly straight-line amount ($19,580) the difference will be applied against the balance in the deferred rent expense account.

NET INCOME (LOSS) PER SHARE

Basic earnings (loss) per share is computed as net income (loss) divided by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur from common shares issuable through stock options, warrants and other convertible securities. The total amount of anti-dilutive warrants or options not included in the earnings per share calculation for the years ended May 31, 2010 and 2009 was 1,319,999 and 586,500, respectively.

The following table illustrates the required disclosure of the reconciliation of the numerators and denominators of the basic and diluted earnings per share computations.

For the Years Ended May 31	2010	2009

Numerator for basic and diluted net income (loss) per common share	$(331,455)	$354,180

Denominator for basic net income (loss) per common share	6,646,878	6,619,399
Effect of dilutive securities:
Options and warrants	--	388,202

Denominator for diluted net income (loss) per common share	6,646,878	7,007,601

Basic net income (loss) per common share	$(0.05)	$0. 05

Diluted net income (loss) per common share	$(0.05)	$0. 05

BIOMERICA, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MAY 31, 2010AND 2009

SEGMENT REPORTING

ASC 280, “Segment Reporting” (ASC 280), establishes standards for reporting, by public business enterprises, information about operating segments, products and services, geographic areas, and major customers. The Company’s operations are analyzed by management and its chief operating decision maker as being part of a single industry segment: the design, development, marketing and sales of diagnostic kits.

REPORTING COMPREHENSIVE INCOME (LOSS)

Comprehensive income (loss) represents net income (loss) and any revenues, expenses, gains and losses that, under GAAP, are excluded from net income (loss) and recognized directly as a component of shareholders’ equity. Accumulated other comprehensive income (loss) consists solely of foreign currency translation adjustments.

RECENT ACCOUNTING PRONOUNCEMENTS

Newly Adopted Accounting Standards
In June 2009, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“FAS”) No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles - a replacement of FASB Statement No. 162” (codified in ASC 105). This standard establishes the Accounting Standards Codification (“ASC” or “Codification“) as the source of authoritative accounting principles recognized by FASB for all nongovernmental entities in the preparation of financial statements in accordance with GAAP. For Securities and Exchange Commission (“SEC”) registrants, rules and interpretative releases of the SEC under federal securities laws are also considered authoritative sources of GAAP. The FASB will not issue new standards in the form of Statements, FASB Staff Positions (“FSP”) or Emerging Issues Task Force (“EITF”) Abstracts. Instead, it will issue Accounting Standard Updates (“ASU”). ASU will serve to update the Codification, provide background information about the guidance and provide the basis for conclusions on changes in the Codification. The provisions of this standard were effective for financial statements issued for interim and annual periods ending after September 15, 2009. Accordingly, the Company began to use the new guidelines and numbering system prescribed by the Codification when referring to GAAP beginning in the interim period ending November 30, 2009 and for the annual period ending May 31, 2010. As the Codification was not intended to change or alter existing GAAP, it did not have any impact on the Company’s consolidated financial statements.

In May 2009, the FASB established general standards for accounting and disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued, ASC 855, “Subsequent Events” (ASC 855). The pronouncement required the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date, whether that date represents the date the financial statements were issued or were available to be issued. On February 24, 2010, the FASB amended this standard with the issuance of ASU 2010-09, “Subsequent Events” (ASC 855): “Amendments to Certain Recognition and Disclosure Requirements,”(ASU 2010-09) whereby SEC filers, like the Company, are required by GAAP to evaluate subsequent events through the date its financial statements are issued, but are no longer required to disclose in the financial statements that the Company has done so or disclose the date through which subsequent events have been evaluated.  The provisions of this standard were effective upon the issuance of the final update in February 2010 and did not have an impact on the Company’s consolidated financial statements.

Accounting Standards not yet Adopted
In April 2008, the FASB issued updated guidance of ASC 350, "Intangibles—Goodwill and Other" (ASC 350), removing the requirement for an entity to consider, when determining the useful life of an acquired intangible asset, whether the intangible asset can be renewed without substantial cost or material modifications to the existing terms and conditions associated with the intangible asset. The intent of the updated guidance is to improve the consistency between the useful life of a recognized intangible asset and the period of expected cash flows used to measure the fair value of the asset under ASC 805, "Business Combinations" (ASC 805) and other U.S. generally accepted accounting principles. The updated guidance replaces the previous useful-life assessment criteria with a requirement that an entity considers its own experience in renewing similar arrangements. This updated guidance applies to all intangible assets, whether acquired in a business combination or otherwise and shall be effective for our financial statements commencing April 1, 2010. The adoption of these changes is not expected to have an impact on the Company’s consolidated financial statements.

In October 2009, the FASB issued ASU 2009-13, “Multiple-Deliverable Revenue Arrangements, (amendments to ASC Topic 605, Revenue Recognition)” (ASU 2009-13). ASU 2009-13 requires entities to allocate revenue in an arrangement using estimated selling prices of the delivered goods and services based on a selling price hierarchy. The amendments eliminate the residual method of revenue allocation and require revenue to be allocated using the relative selling price method. The standard also expands the disclosure requirements for multiple deliverable revenue arrangements. ASU 2009-13 should be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. We expect to apply this standard on a prospective basis for revenue arrangements entered into or materially modified beginning June 1, 2010.  We are currently evaluating the potential impact these standards may have on the Company’s financial position and results of operations.

Other recent ASU’s issued by the FASB and guidance issued by the SEC did not, or are not believed by management to, have a material effect on the Company’s present or future consolidated financial statements.

3.    INTANGIBLE ASSETS

Intangible assets, net of accumulated amortization, consist of the following at May 31:

	2010	2009

Patents and other intangible	$120,346	$36,465
Less accumulated amortization	(36,465)	(36,465)
	$83,881	$--

The amounts included in the table above for the year ended May 31, 2009 exclude approximately $30,000 related to licenses which have an indefinite life and are not being amortized. The Company will begin to amortize its finite intangible assets commencing in the period the assets are utilized (see note 8).  The Company expects amortization expense to be approximately $20,000 per year once all products are online.

4. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

The Company’s accounts payable and accrued expense balances consist of the following at May 31:

	2010	2009
Accounts payable	$402,143	$183,554
Accrued expenses	92,462	59,291
Deferred rent	65,279	--
Other	5,204	21,153
	$565,088	$263,998

5.    RELATED PARTY TRANSACTIONS

NOTES PAYABLE - SHAREHOLDER

In March 2004 the Company signed a note payable for the principal and interest due at that time of $313,318 to Janet Moore, an officer, director and shareholder.  The Company made regular monthly payments according to the agreement.  In July 2008 the Company paid off the remaining balance due of $95,936. As of May 31, 2010 and 2009 there were $0 due on the note.  During 2010 and 2009, the Company incurred $0 and $1,227, respectively, in interest expense related to the shareholder note.

During 2004, a shareholder/director advanced the Company $4,000. At May 31, 2010 and 2009 zero and $1,659, respectively, was owed in interest payable on this loan and a previous loan of $10,000.  This amount was paid in July 2009.

RENT EXPENSE

During fiscal 2009 and from June through November of fiscal 2010 the Company leased its facilities on a month-to-month basis while it planned and executed its move. Those facilities were owned and operated by Ms. Janet Moore (an officer and director of the Company), Ilse Sultanian, Susan Irani Rigdon and Jennifer Irani, some of whom are shareholders.  The rent was $14,000 per month.  Management believed that there would have been no significant difference in the terms of the property rental if the Company was renting from a third party. On June 18, 2009, the Company entered into an agreement to lease a building in Irvine, California, commencing September 1, 2009 and ending August 31, 2016 with an unaffiliated party.  The initial base rent is set at $18,490 with a security deposit of $22,080.  The sum of $40,568 was due upon execution of the lease.    In October and November 2009 the Company moved its operations to this facility.  Total related party rent expense for fiscal 2009 was approximately $168,000 and for fiscal 2010 was $84,000.

ACCRUED COMPENSATION

During fiscal 2002-2005, two officers, who are also shareholders of the Company, agreed to defer payment of a portion of their salaries. At May 31, 2010 and 2009, $75,686 and $166,768, respectively, of deferred officer's salary is included in accrued compensation in the accompanying consolidated financial statements. No interest was accrued on the deferred wages until March 2007. As of March 1, 2007 the Company began accruing interest at the rate of 8% per year. In October, 2008 the interest rate was decreased to 4% per year. For the years ended May 31, 2010 and 2009, $5,098 and $20,187 in interest expense was incurred, respectively.

Included in accrued compensation as of May 31, 2010 and 2009 is vacation accrual of $201,031 and $189,916, respectively. Included in the 2010 and 2009 vacation accrual is approximately $121,000 due to the former chief executive officer's estate. The Company is disputing the validity of this claim.

6.    SHAREHOLDERS' EQUITY

1995 AND 1999 STOCK OPTION AND RESTRICTED STOCK PLANS

In January 1996, the Company adopted a stock option and restricted stock plan (the "1995 Plan") which provided that non-qualified options and incentive stock options and restricted stock covering an aggregate of 500,000 of the Company's unissued common stock may be granted to affiliates, employees or consultants of the Company. Options granted under the 1995 Plan were granted at prices not less than 85% of the then fair market value of the common stock and expired not more than 10 years after the date of grant. The 1995 plan expired in 2006. No option grants have occurred since 2006, however there are still some outstanding options.

In August 1999, the Company adopted a stock option and restricted stock plan (the "1999 Plan") which provides that non-qualified options and incentive stock options and restricted stock covering an aggregate of 1,000,000 of the Company's unissued common stock may be granted to affiliates, employees or consultants of the Company. As of January 1, of each calendar year, commencing January 1, 2000, this amount is subject to automatic annual increases equal to the lesser of 1.5% of the total number of outstanding common shares, assuming conversion of convertible securities, or 500,000. The 1999 plan expired in November 2009. Options granted under the 1999 Plan were granted at prices not less than 85% of the then fair market value of the common stock and expired not more than 10 years after the date of grant.

The Company has 51,999 warrants outstanding at May 31, 2010, which are included in the table below. The warrants were issued in transactions related to financing as a component of private placements. The warrants are for restricted stock and have expiration dates five  years from date of issue. The purchase price for the warrants is $0.65.

Activity as to stock options and warrants outstanding are as follows:

	NUMBER OF STOCK OPTIONS AND WARRANTS	WEIGHTED AVERAGE PRICE RANGE PER SHARE	EXERCISE PRICE
Options and warrants outstanding at May 31, 2008	1,502,124	$0.25 - $3.00	$0.76
Options granted	378,500	$0.45 - $1.75	$0.57
Options and warrants exercised	(129,200)	$0.25 - $0.40	$0.26
Options and warrants canceled or expired	(76,750)	$0.25 - $1.30	$0.62
Options and warrants outstanding at May 31, 2009	1,674,674	$0.30 - $3.00	$0.77
Options granted	-0-	-0-	-0-
Options and warrants exercised	(29,800)	$0.33	$0.33
Options and warrants canceled or expired	(324,875)	$0.40 - $3.00	$1.58

Options and warrants outstanding at May 31, 2010	1,319,999	$0.30 - $1.30	$0.55

The weighted average fair value of options and warrants granted during 2009 was $0.57. There were no options granted during 2010. The aggregate intrinsic value of options exercised during 2010 and 2009 was approximately $1,490 and $3,900, respectively. The aggregate intrinsic value of options outstanding at May 31, 2010 was approximately $19,930. The aggregate intrinsic value of options vested and exercisable at May 31, 2010 was approximately $20,530.

At May 31, 2010, total compensation cost related to nonvested stock option awards not yet recognized totaled $57,140. The weighted-average period over which this amount is expected to be recognized is 1.61 years. The weighted average remaining contractual term of options and warrants that were exercisable at May 31, 2010 was 1.81 years.

The following summarizes information about all of the Company's stock options and warrants outstanding at May 31, 2010. These options and warrants are comprised of those granted under the 1995 and 1999 plan and those granted outside of these plans.

RANGE OF EXERCISE PRICES	NUMBER OUTSTANDING MAY 31, 2010	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE IN YEARS	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER EXERCISABLE AT MAY 31, 2010	WEIGHTED AVERAGE EXERCISE PRICE
$0.30 - $0.50	620,250	1.67	$0.41	550,750	$0.41
$0.51 - $0.75	507,749	2.67	$0.64	430,999	$0.64
$0.76 - $1.30	192,000	2.00	$0.81	191,000	$0.80

STOCK ACTIVITY

In October 2008 the Board of Directors granted stock options for 100,000 options to outside directors of the Company.  The options vested one quarter immediately and then will vest one quarter per year thereafter.  The options are at the exercise price of $0.75 and expire in ten years.  Management assigned a value of $58,834 to these options.

In January 2009 the Board of Directors granted stock options for 168,500 options to employees of the Company.  The options vested one quarter immediately and then will vest one quarter per year thereafter.  The options are at the exercise price of $0.45 and expire in five years.  Management assigned a value of $38,270 to these options.

In March 2009 the Board of Directors granted stock options for 110,000 options to employees of the Company.  The options vested one quarter immediately and then will vest one quarter per year thereafter.  The options are at the exercise price of $0.60 and expire in five years.  Management assigned a value of $35,938 to these options.

No stock options were granted in fiscal 2010.

During the fiscal year ended May 31, 2009, options and warrants to purchase 141,200 shares were exercised at prices ranging from $0.20 to $0.40. Total proceeds to the Company were $36,386.

During the fiscal year ended May 31, 2010, options and warrants to purchase 29,800 shares were exercised at the price of $0.33 per share. Total proceeds to the Company were $9,834.

BIOMERICA, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MAY 31, 2010 AND 2009

7.    INCOME TAXES

Income tax (benefit) expense from continuing operations for the years ended May 31, 2010 and 2009 consists of the following current (benefit) provisions:

	2010	2009
Current:
U.S. Federal	$--
State and local	(13,000)	37,000
	(13,000)	37,000
Deferred:
U.S. Federal	--	(68,000)
State and local	--	(56,000)
	--	(124,000)

	$(13,000)	$(87,000)

Income tax benefit from continuing operations differs from the amounts computed by applying the U.S. Federal income tax rate of 35 percent to pretax loss as a result of the following:

Years ended May 31,	2010	2009
Computed "expected" tax expense (benefit)	$(123,000)	$93,000
Increase (reduction) in income taxes resulting from:
True up of carryforwards and other items	69,000	(43,000)
Change in valuation allowance	85,000	(93,000)
State income taxes, net of federal benefit	(20,000)	15,000
Tax benefit from the release of deferred tax allowance	--	(58,000)
Tax credits	(24,000)	--
Other	--	(1,000)

	$(13,000)	$(87,000)

The tax effect of significant temporary differences are presented below:

Years ended May 31,	2010	2009
Deferred tax assets:
Accounts receivable, principally due to allowance for doubtful accounts and sales returns	$9,000	$35,000
Inventory valuation	33,000	67,000
Compensated absences and deferred payroll	105,000	166,000
Net operating loss carryforwards	528,000	314,000
Tax credit carryforwards	55,000	18,000
Other	68,000	93,000
Total deferred tax assets	798,000	662,000
Less valuation allowance	(500,000)	(415,000)
	298,000	247,000
Deferred tax liabilities:
Accumulated depreciation of property and equipment	(60,000)	(9,000)
Net deferred tax asset	$238,000	$238,000

Deferred tax assets, current portion	$42,000	$103,000
Deferred tax assets, long-term portion	196,000	135,000
	$238,000	$238,000

BIOMERICA, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MAY 31, 2010 AND 2009

The Company has provided a valuation allowance of $500,000 and $415,000 as of May 31, 2010 and 2009, respectively. The valuation allowance increased by $85,000 from 2009.  Although the Company has achieved taxable net income over the previous four fiscal years, predicting future taxable income is difficult and influenced by many factors. After analyzing the Company's tax position, Management has provided an allowance for the uncertainty of its future income.

At May 31, 2010 and 2009, the Company has federal income tax net operating loss carryforwards of approximately $1,622,000 and $1,100,000, respectively. Of the reported net operating loss carryforwards, approximately $211,000 are related to windfall tax benefits from the exercise of the Company’s stock options by certain employees. Pursuant to ASC 718 the federal benefit of approximately $74,000 associated with this portion of the net operating loss will be credited to additional paid-in capital when the tax benefits are actually realized. The federal net operating loss carryforwards begin to expire in 2021.  At May 31, 2010 and 2009, the Company has California state income tax net operating loss carryforwards of approximately $588,000 and $0 respectively.  The state net operating less carryforwards begin to expire in 2025.

At May 31, 2010 and 2009, the Company has federal research and development tax credit carryforward of approximately $55,000 and $18,000, respectively.  The federal credits began to expire in 2027.

Pursuant to Internal Revenue Code Sections 382 and 383, annual use of the Company's net operating loss ("NOL") and credit carryforwards may be limited by statute because of a cumulative change in ownership of more than 50%. Pursuant to Sections 382 and 383 of the Code, the annual use of the Company's NOLs would be limited if there is a cumulative change of ownership (as that term is defined in Section 382(g) of the Code) of greater than 50% in a three year period. Based on management's analysis the Company does not believe that a cumulative change in ownership of greater than 50% has taken place.

For the fiscal year ended May 31, 2010 and 2009 the Company did an analysis of its ASC 740 position and has not identified any uncertain tax positions as defined under ASC 740. Should such position be identified in the future and should the Company owe interest and penalties as a result of this, these would be recognized as income taxes in the financial statements.  The Company is not longer subject to any significant U.S. federal tax examinations by tax authorities for years before fiscal year 2007.

8.    BUSINESS SEGMENTS

Reportable business segments are identified by product line and for the years ended May 31, 2010 and 2009 and approximate the following:

	2010	2009
Domestic long-lived assets, net:
Medical diagnostic products	$547,000	$352,000
Foreign long-lived assets, net:
Medical diagnostic products	$15,000	$15,000

The Company operates in one business segment, Medical Diagnostic Products.

The net sales as reflected above consist of sales to unaffiliated customers only as there were no significant intersegment sales during fiscal years 2010 and 2009. Biomerica had one customer which accounted for 23.5% of its sales for the fiscal year ended May 31, 2010 and two customers which accounted for 26% of its sales for the fiscal year ended May 31, 2009.

Geographic information regarding net sales is approximately as follows:

	2010	2009
Net sales:
Europe	$2,565,000	$2,631,000
United States	1,051,000	1,198,000
Asia	1,367,000	956,000
South America	45,000	92,000
Middle East	34,000	40,000
Other foreign	13,000	18,000

Total net sales	$5,075,000	$4,935,000

BIOMERICA, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MAY 31, 2010 AND 2009

9.    COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

On June 18, 2009 the Company entered into an agreement to lease a building in Irvine, California. The lease commenced September 1, 2009 and ends August 31, 2016.  The initial base rent was set at $18,490 per month with a security deposit of $22,080.  The base rent for the months of October 1, 2009, November 1, 2009 and December 1, 2009 was abated.  The following is a schedule of rent payments due under the terms of the lease:

Years Ended May 31,

2011	$226,866
2012	233,676
2013	240,684
2014	247,902
2015	255,363
Thereafter	329,271

Total	$1,533,762

According to the terms of the lease, Biomerica is also responsible for routine repairs of the building and for certain increases in property tax.  Total rent expense for the years ended May 31, 2010 and 2009, were approximately $237,000 and $168,000, respectively.

Biomerica has various insignificant leases for office equipment.

RETIREMENT SAVINGS PLAN

Effective September 1, 1986, the Company established a 401(k) plan for the benefit of its employees. The plan permits eligible employees to contribute to the plan up to the maximum percentage of total annual compensation allowable under the limits of Internal Revenue Code Sections 415, 401(k) and 404. The Company, at the discretion of its Board of Directors, may make contributions to the plan in amounts determined by the Board each year. No contributions by the Company have been made since the plan's inception.

LITIGATION

The Company is, from time to time, involved in legal proceedings, claims and litigation arising in the ordinary course of business. While the amounts claimed may be substantial, the ultimate liability cannot presently be determined because of considerable uncertainties that exist. Therefore, it is possible the outcome of such legal proceedings, claims and litigation could have a material effect on quarterly or annual operating results or cash flows when resolved in a future period. However, based on facts currently available, Management believes such matters will not have a material adverse affect on the Company's consolidated financial position, results of operations or cash flows. There were no legal proceedings pending as of May 31, 2010, except for proceedings related to the collection of accounts receivable which have been previously reserved for.

BIOMERICA, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MAY 31, 2010 AND 2009

CONTRACTS

In October 2009, the Company entered into a non-exclusive, worldwide, perpetual, irrevocable, and transferable cross-license agreement to acquire technology and intellectual property from and make available its technology and intellectual property related to enzyme-linked immunosorbent assay products to be marketed by the Company. Pursuant to the terms of the license agreement, the Company has paid $25,000 for the license for one product, with a similar amount to be paid for each of six additional products as they are transferred. The Company will be amortizing the costs for these licenses over a ten year period but since they had not transferred over as of May 31, 2010 has recorded no accumulated amortization for these licenses as of May 31, 2010. As part of this agreement, the Company must pay royalties on future sales of these products between 4% and 8% and is eligible to receive royalties from certain of its products licensed in the same percentages. The Company accrues this royalty when it becomes payable, and therefore, no provision has been made for this obligation as of May 31, 2010.

In May 2010, the Company acquired from an inventor the exclusive, perpetual license to a United States patent  applicable to the measurement of thiopurine methyltransferase within patients prior to commencing treatment with thiopurine drugs. The product is  currently being redeveloped by the Company. Pursuant to the terms of the license agreement, the Company was granted an exclusive, worldwide, perpetual license to manufacture, market, distribute and sell the products contemplated by the patents subject to the payment of $25,000 as reimbursement to the patent holder for legal and other costs associated with obtaining the patent, which was paid in June 2010. The Company is amortizing the initial cost of $25,000 for this patent over a ten year period and accordingly has recorded no accumulated amortization for this patent as of May 31, 2010. As part of this agreement, the Company must pay royalties on future sales of these products between 4% and 8% through September 30, 2022. The agreement also has minimum escalating royalty payments which must be made for the Company to keep its exclusivity for the patent. The Company accrues this royalty when it becomes payable, and therefore, no provision has been made for this obligation as of May 31, 2010.

The Company has two royalty agreements in which it has obtained rights to manufacture and market certain products for the life of the products. Royalty expense of approximately $121,000 and $106,300 is included in cost of sales for these agreements for the years ended May 31, 2010 and 2009, respectively. Sales of products manufactured under these agreements comprise approximately 15.6% and 16.4% of total sales for the years ended May 31, 2010 and 2009, respectively. The Company may license other products or technology in the future as it deems necessary for conducting business.

On March 27, 2009, the Company signed an Asset Purchase Agreement with a European company for the purchase of certain technology related to the manufacture of certain medical diagnostic tests.  Consideration for this purchase was a nominal deposit upon signing the agreement and a nominal transfer fee upon successful commencement of production of the products.  A royalty shall be paid for five years beginning on the date of first sale of finished product derived from the purchased assets. Royalty payments of 10% of sales are due on these products for a period of five years.

10.    DEBT

In February 2007 the Company entered into a Commercial Security Agreement, two Promissory Notes, a Subordination Agreement and a Business Loan Agreement. These agreements pertain to a $200,000 working capital line of credit and a $200,000 equipment loan with Commercial Bank of California were collateralized by substantially all of the assets of the Company.   In February 2009 the equipment loan was paid off through proceeds from the loan obtained from Union Bank (see below).  The line of credit was discontinued in November 2008.

On February 13, 2009, the Company entered into a Small Business Banking Agreement with Union Bank for a one year business line (the "Line") of credit in the amount of $400,000. The interest rate for the line of credit is the prime rate in effect on the first day of the billing period, as published in the Wall Street Journal Prime West Coast Edition, plus a spread of 1.00%. Minimum monthly payments will be the sum of (i) the amount of interest charge for the billing period, plus (ii) any amount past due, plus (iii) any fees, late charges and/or out-of-pocket expenses assessed. If the Line is not renewed as of the last day of the term of the Line, the entire unpaid balance of the Line, including unpaid fees and charges will be due and payable. The Company has granted the bank security interest in all assets of the Company as collateral.  The bank and the Company agreed to renew this Agreement when it expired on February 13, 2010, for another one-year period, and is due February 13, 2011.

The Company must maintain for not less than thirty consecutive days in every calendar year, a period in which all amounts due under the revolving credit agreements with the bank are at a zero balance. The Company did not owe anything on this line of credit as of May 31, 2010.

BIOMERICA, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MAY 31, 2010 AND 2009

On February 13, 2009, the Company entered into a Small Business Bank Agreement with Union Bank for an equipment loan (“Loan”) for $133,000 and an interest rate of 6.50%. Loan proceeds were disbursed in one single funding on March 5, 2009. The Loan was used for the purpose of paying off an equipment loan with a Commercial Bank. The related equipment serves as collateral for the loan.

The Loan is payable in thirty-six monthly payments of approximately $4,000.  As of May 31, 2010 approximately $80,500 was owed on the loan.

Future maturity of the loan is as follows:

Year Ended May 31,
2011	$45,075
2012	35,424

Total obligation	80,499
Less current portion	45,075

Long-term portion	$35,424

11.   DISCONTINUED OPERATIONS

The following summarizes the net liabilities of the discontinued operations of ReadyScript, as of May 31, 2010 and 2009. There was no operational activity for the years ended May 31, 2010 and 2009.

Balance Sheet Items:
	2010	2009
Assets:
Miscellaneous receivable	$5,304	$5,304
Less liabilities:
Accrued expenses	4,709	4,709

Net liabilities	$595	$595